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                               November 9, 2023

       Fred Lampropoulos
       Chief Executive Officer
       Merit Medical Systems Inc.
       1600 West Merit Parkway
       South Jordan, Utah 84095

                                                        Re: Merit Medical
Systems Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 4, 2023
                                                            File No. 000-18592

       Dear Fred Lampropoulos:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 4, 2023

       Pay Versus Performance, page 68

   1. Please ensure that the amounts included in the pay versus performance table with respect to your total
shareholder return and your peer group total shareholder return are presented as dollar figures and
not as percentages. Refer to Regulation S-K Item 402(v)(2)(iv).
   2. It appears that you have not provided the relationship disclosures required by Regulation
                                                        S-K Item 402(v)(5).
Please provide this required disclosure in its entirety. Although you may provide this
information graphically, narratively, or a combination of the two, this disclosure must be
separate from the pay versus performance table required by Regulation
                                                        S-K Item 402(v)(1) and
must provide a clear description of each separate relationship indicated in Regulation
S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship
exists, even if a particular measure is not used in setting
                                                        compensation.
   3. Please provide a Tabular List that includes your Company-Selected Measure and at least three, and up to seven,
financial performance measures, which represent the most
                                                        important financial
performance measures that you use to link compensation actually paid to your named executive
officers, for the most recently completed fiscal year, to company performance. Refer to
Regulation S-K Item 402(v)(6).
 Fred Lampropoulos
Merit Medical Systems Inc.
November 9, 2023
Page 2
4. We note your disclosure that your peer group total shareholder return is based on
         "NASDAQ Stocks (SIC 3840-3849 US Companies Surgical, Medical, and
Dental
         Instruments and Supplies)." It is unclear whether such peer group is a published industry or line-of-business index. If it is not, please ensure that you disclose in a footnote the identity of the issuers composing the group. Refer to Regulation S-K Item
         402(v)(2)(iv).
       Please contact Marion Graham at (202) 551-6521 or Jennifer Zepralka at
(202) 551-2243
with any questions.



FirstName LastNameFred Lampropoulos                           Sincerely,
Comapany NameMerit Medical Systems Inc.
                                                              Division of
Corporation Finance
November 9, 2023 Page 2                                       Disclosure Review
Program
FirstName LastName